Exhibit (a)(1)(c)
August 30, 2010
To Our Series A Preferred and Series B Preferred Stockholders:
     As you know, on May 24, 2010 Hampton Roads Bankshares, Inc. (the “Company”) announced a recapitalization plan involving a $255 million capital infusion from new investors. Other key elements of our plan include the exchange of our Series C preferred stock, held by the U.S. Treasury under the Capital Purchase Program of TARP, into common stock and a rights offering of up to $40 million to our existing shareholders after the closing of the capital raise. Any portion of the rights offering not purchased by existing shareholders will be purchased by the new investors. In all of these transactions, the Company will issue its common stock for $0.40 per share.
     Another important part of our recapitalization plan is the exchange of our Series A and Series B preferred stock into common shares, also at $0.40 per common share (the “Exchange Offers”). Your participation in this transaction is vital, because the other investors and U.S. Treasury have conditioned their participation upon it. In the exchange, each properly tendered share of Series A and Series B preferred stock will be exchanged for 375 common shares, and only those preferred shareholders who exchange will gain the right to participate in the rights offering to occur later. Included in this package is a record of the number of shares of Series A or Series B preferred stock that you own.
     We have now formally commenced our Exchange Offers for your Series A and Series B preferred stock, which will remain open only until 5:00 p.m., New York City time, on September 27, 2010, unless we earlier terminate or extend the offers. The Company is seeking 100% participation in the Exchange Offers. Please see the attached Exchange Offer Memorandum for details and important information on how to participate.
     Because the conversion of Series A and Series B preferred stock is so important to our recapitalization efforts, we are also soliciting your vote on a set of amendments to the terms of the Series A and Series B preferred stock (the “Preferred Amendments”). The Preferred Amendments will, among other things, give the Company the right to convert each share of Series A and Series B preferred stock into 375 common shares, which it intends to do.
     We will be holding a special meeting of the Series A and Series B preferred shareholders to consider and vote on the Preferred Amendments. The special meeting will be held at 999 Waterside Dr., Suite 400, Norfolk, Virginia 23510, on September 28, 2010 at 9:30 a.m. The adoption of the Preferred Amendments will require the approval at the special meeting of the holders of a majority of the outstanding shares of the Series A and Series B preferred shareholders voting together as a group. Our common shareholders must also approve the Preferred Amendments.
     A notice for the special meeting, as well as a proxy statement and proxy card, are enclosed. Your vote is important. Please review these materials, then complete, date and sign the proxy card and return it promptly. Please note that submission of a proxy in favor of the Preferred Amendments is a condition of your participation in the Exchange Offers.

     The enclosed package includes several key documents that describe the formal terms of the Exchange Offers and the Preferred Amendments, including:
•	our Exchange Offer Memorandum, which describes the terms, conditions and details of the Exchange Offers in detail, and which attaches:
•	Annex A — a proxy statement which explains our special meeting and describes the Preferred Amendments in detail; and

•	Annex B — the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2010, as filed with the U.S. Securities and Exchange Commission;
•	a letter of transmittal, which you must submit in order to tender your shares of Series A and/or Series B preferred stock in the Exchange Offers; and

•	a proxy card, which allows you to vote your shares of Series A and/or Series B preferred stock;
Note: If more than one registered shareholder resides at this address, then there will be one letter of transmittal and one proxy card for each shareholder.
     As a preferred shareholder, you are encouraged to carefully read each of these documents. In order to participate in the Exchange Offers, you must send to the Company, and the Company must receive, prior to the expiration date:
1.	A completed letter of transmittal, fully executed in the manner provided in the letter.

2.	All certificates for your preferred stock (or else complete the affidavit included in the letter of transmitter for lost certificates).

3.	A signed proxy card voting in favor of the Preferred Amendments.
     The Exchange Offers will expire at 5:00 p.m., New York City time, on September 27, 2010, unless we have extended the period of time that the Exchange Offers remain open. Note that in certain circumstances, such as where a broker, dealer or other custodian holds your shares, you may have an earlier deadline for tendering. You should promptly contact such custodian to determine its deadline.
     At the recommendation of a special committee of independent directors, the Company’s Board of Directors unanimously determined that both the Exchange Offers and the Preferred Amendments are in the best interests of the Company and our shareholders. Your vote and your participation in the exchange are extremely important to our efforts to substantially strengthen our balance sheet and provide a solid foundation for the future.
     Thank you for your interest and participation. Should you have any questions as to the procedures for Exchange Offers or voting on the Preferred Amendments, please call Douglas J. Glenn, our Executive Vice President, General Counsel, and Chief Operating Officer at (757) 217-3634 or e-mail dglenn@bofhr.com.

Sincerely,

John A.B. “Andy” Davies, Jr.
Hampton Roads Bankshares, Inc.